Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148858

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED September 22, 2008

SURFECT HOLDINGS, INC.

2,508,843 Shares

This prospectus supplement supplements and amends the prospectus dated September 22, 2008 and relates to the resale by certain selling shareholders of up to 2,764,507 shares of common stock of Surfect Holdings, Inc. However, as a result of sales made by the selling shareholders under Rule 144 or otherwise, only 2,508,843 shares registered are currently available for sale under this prospectus supplement.

This prospectus supplement updates the Principal Shareholder table and the Selling Stockholder table to give effect to shares of common stock that have been sold under Rule 144 of the Securities Exchange Act of 1934 or otherwise. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Issuance of Penalty Shares

Pursuant to a registration rights agreement, because we did not cause the registration statement to be declared effective by March 25, 2008, each of the various investors is entitled to liquidated damages, payable in cash or common stock, at our option, equal to 1% of the purchase price paid by such investor for the securities, and an additional 1% for each month that we do not cause it to be declared effective. We were obligated to issue 64,615 shares of common stock as a result of the delay in having this registration statement declared effective. No penalty is required on shares of common stock not included in this prospectus. The shares have been issued.

Additionally, because we sold shares of common stock at $0.05 per share which was below the exercise price of outstanding warrants, we were required to reduce the exercise price of 104,663,142 existing warrants to $0.05 per share. This adjustment occurred as a result of anti-dilution provisions in the warrants.

Appointment of New Chief Financial Officer

On November 6, 2008, Anthony J. LaSpina resigned as our Chief Financial Officer. Mr. LaSpina served as an independent contractor on behalf of a nationally known staffing company. Because of issues unrelated to our business or financial condition, the staffing company replaced him with another independent contractor, Mr. Tom D. Benscoter. Mr. Benscoter began providing services for us on November 7, 2008, prior to obtaining approval of our board of directors to act as Chief Financial Officer. On December 10, 2008, the board of directors appointed Mr. Benscoter as our Chief Financial Officer.

Principal Shareholders

The following table sets forth information as of the date of this prospectus supplement regarding the number of shares of common stock beneficially owned by: (i) each person or entity known to us to be the beneficial owner of more than 5% of our common stock, (ii) each Named Executive Officer (iii) each director, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, each stockholders named below has sole voting and disposition power with respect to such shares of common stock.

Name and Address of Beneficial Owner(1)	No. of Shares Beneficially Owned(1)	Percentage Beneficially Owned(2)
Officers and Directors
Steven Anderson(3)(4)	8,703,250	5.4%
Anthony M. Maffia, Jr.(5)	1,393,500	*
Mark T. Cox(3)(6)	29,783,951	18.1%
Michael G. Mezzapelle(3)(7)	712,500	*
Pio Verges(3)(8)	780,953	*
Laurence Wagner(3)(9)	128,026	*
All Officers and Directors as a group (7 persons)	43,459,827	24.6%
5% Shareholders
Liechtensteinische Landesbank AG(10) Staedtle 44 Vaduz 9490	37,455,484	21.1%
Whalehaven Capital Fund Limited(11) 160 Summit Avenue Montvale, New Jersey 07645	41,014,377	23.3%
Excalibur Small Cap Opportunity LP(12) 33 Prince Arthur Avenue Toronto, Ontario M5R 1B2, Canada	27,968,186	16.4%
New Energy Fund LP(6) 527 Madison Avenue New York, New York 10022	23,733,951	14.4%
Tundra Alternative Energy Fund Ltd.(13) Sir Walter Raleigh House 48-50 Esplanade St. Heller, Jersey Jel 4HH	20,147,649	12.6%
Gemini Master Fund, Ltd.(14) c/o Gemini Strategies 135 Liverpool Drive, Suite C Cardiff, California 92007	22,299,843	13.3%
Jacob Honig Irrevocable Trust(15) 4263 NW 61 Lane Boca Raton, FL 33496	13,714,627	8.3%
Kanis, SA(16) 125 Main Street Road Town, Tortola British Virgin Islands	10,000,000	6.6%

———————

*

Less than 1%

(1)

Except as otherwise indicated, the address of each of the stockholders listed below is: c/o Surfect Holdings, Inc., 1800 West Broadway Road, Tempe, Arizona 85282.  Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of common stock issuable upon the exercise of stock options or warrants or the conversion of other securities held by that stockholder that are currently exercisable or convertible, or are exercisable within 60 days, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other stockholder. Some warrants contain limitations on the holder beneficially owning more than 4.99% of our common stock. However, for purposes of this table, we have disregarded this provision.  This is because all warrants may be exercised within 60 days of the date of this prospectus.

(2)

Based on 152,344,735 shares of common stock outstanding as of January 6, 2008.

(3)

A director

(4)

An officer. Includes 8,342,650 shares issuable upon the exercise of currently exercisable stock options.

(5)

Mr. Maffia resigned as Chief Financial Officer effective September 30, 2008.  Represents shares issuable upon the exercise of currently exercisable stock options.

(6)

Mark T. Cox is chief executive officer of New Energy Fund LP and Energy & Natural Resources-1 A Series Funds and has sole voting and investment power over shares held by them. He disclaims beneficial ownership of the shares owned by them.  Includes 12,000,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.  Includes 50,000 shares issuable upon the exercise of currently exercisable stock options.

(7)

Includes (i) 250,000 shares owned by Goliath Holdings LLC, of which Mr. Mezzapelle is the president, (ii) 400,000 shares issuable to Goliath Holdings LLC upon the exercise of warrants at an exercise price of $0.05 per share, and (iii) 62,500 shares issuable upon the exercise of stock options. Mr. Mezzapelle disclaims beneficial ownership of the shares owned by or issuable to Goliath Holdings LLC.

(8)

Includes 66,667 shares issuable upon the exercise of currently exercisable stock options.

(9)

Represents 128,026 shares issuable upon the exercise of currently exercisable stock options.

(10)

Michael Aebli, Assistant Manager of Liechtensteinische Landesbank AG, has voting and investment power over the shares held by it.  Includes 25,533,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.

(11)

Michael Finkelstein, investment manager, Arthur Jones and Trevor Williams, directors, and Brian Mazzella, chief financial officer of Whalehaven Capital Fund Limited, share voting and investment power over the shares held by it. Messrs. Finkelstein, Jones, Williams and Mazzella each disclaim beneficial ownership of such shares.  Includes 24,000,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.

(12)

Will Hechter, the president of Excalibur Capital Management Inc. and the general partner of Excalibur Small Cap Opportunities LP, has sole voting and investment power over shares held by Excalibur Small Cap Opportunities LP. Mr. Hechter disclaims beneficial ownership of such shares.  Includes 18,000,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.

(13)

Gerard Reid, fund manager of Tundra Alternative Energy Fund, has sole voting and investment power over shares held by Tundra Alternative Energy Fund. Mr. Reid disclaims beneficial ownership of such shares.  Includes 8,000,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.

(14)

Steven W. Winters, the managing member of Gemini Strategies, LLC, the investment manager of Gemini Master Fund, Ltd., has sole voting and investment power over shares held by Gemini Master Fund, Ltd. Mr. Winters disclaims beneficial ownership of such shares.  Includes 13,475,987 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share, 1,788,346 shares issuable upon the exercise of warrants at an exercise price of $0.0001 per share and 100,000 shares issuable upon the exercise of warrants at an exercise price of $2.00 per share.

(15)

Allan Honig, the trustee of Jacob Honig Irrevocable Trust, has sole voting and investment power over shares held by it. Mr. Honig disclaims beneficial ownership of such shares.  Includes 13,711,000 shares issuable upon the exercise of warrants at an exercise price of $0.05 per share.

(16)

Derek R. Gray, director of Kanis, SA, has sole voting and investment power over shares held by Kanis, SA. Mr. Gray disclaims beneficial ownership of such shares

As a result of the penalty shares described in this supplement, the Selling Stockholders table has been modified.

	Beneficially Owned Prior to Offering			Shares Offered			Post Offering
Name of Beneficial Owner	Common Stock	Common Stock Underlying Warrants(1)	Total Shares	Common Stock	Common Stock Underlying Warrants	Total Shares	Beneficially Owned	%
Gemini Master Fund, LTD (2)	6,935,510	15,634,333	22,299,843	97,357	125,939	223,296	22,076,547	13.2%
Granite Financial Group, LLC (3)	1,440,000	––	1,440,000	19,009	––	19,009	1,420,991	*
Vision Advisors, Inc. (4)	225,000	––	225,000	990	––	990	224,010	*
Jacob Honig Irrevocable Trust (5)	3,627	13,711,000	13,714,627	128,914	3,627	116,751	13,597,876	8.2%
Jeffrey McLaughlin (6)	479	3,995,773	3,996,252	––	26,402	26,402	3,969,850	2.5%
IRA f/b/o Jeffrey McLaughlin Roth A/C	479	800,000	800,479	––	13,200	13,200	787,279	*
Giovanni Gabriele and Antonia Gabriele JTWROS	1,643,336	1,600,000	3,243,336	––	26,402	26,402	3,216,934	2.1%
John P. O’Shea	2,270,839	3,600,000	5,870,839	29,702	29,702	59,404	5,811,435	3.7%
IRA f/b/o John P. O’Shea, Pershing LLC as Custodian	1,250,599	2,000,000	3,250,599	16,501	16,501	33,002	3,217,597	2.1%
Liechtensteinische Landesbank AG (7)	11,911,242	25,533,000	37,444,242	––	437,115	437,115	37,007,127	20.9%
Brio Capital L.P. (8)	719	2,400,000	2,400,719	719	19,801	20,520	2,380,199	1.5%
Excalibur Small Cap Opportunities LP (9)	9,968,186	18,000,000	27,968,186	148,511	148,511	297,022	27,671,164	16.3%
Whalehaven Capital Fund Limited (10)	17,014,377	24,000,000	41,014,377	––	396,028	396,028	40,618,349	23.1%
London Family Trust (11)	2,519	8,408,800	8,411,319	2,519	69,377	71,896	8,339,423	5.2%
Peter Rettman	285,478	2,066,600	2,352,078	20,210	17,052	37,262	2,314,816	1.5%
Giovanni II Inc.(12)	500,479	800,000	1,300,479	––	13,200	13,200	1,287,279	*
Crypto Corp. (13)	12,631	3,000,000	3,012,631	––	52,804	52,804	2,959,827	1.9%
34479 Yukon Inc. (14)	457,383	800,000	1,257,383	6,600	6,600	13,200	1,244,183	*

	Beneficially Owned Prior to Offering			Shares Offered			Post Offering
Name of Beneficial Owner	Common Stock	Common Stock Underlying Warrants(1)	Total Shares	Common Stock	Common Stock Underlying Warrants	Total Shares	Beneficially Owned	%
G2 Realty Limited Partners LLC (15)	500,479	1,200,000	1,700,479	––	13,200	13,200	1,687,279	1.1%
Richard L. Cohen	750,359	1,200,000	1,950,359	9,901	9,901	19,802	1,930,557	1.3%
John B. Marsala	500,240	800,000	1,300,240	6,600	6,600	13,200	1,287,040	*
Mainas Development Corporation (16)	500,240	800,000	1,300,240	6,600	6,600	13,200	1,287,040	*
Goliath Holdings LLC (17)	250,120	400,000	650,120	3,300	3,300	6,600	643,520	*
Maurice Laflamme and Mary Ann Laflamme	500,240	800,000	1,300,240	6,600	6,600	13,200	1,287,040	*
Northern Valley Partners, LLC(18)	1,876,797	3,000,000	4,876,797	––	49,504	49,504	4,827,293	3.1%
Marc Deutsch	173,940	400,000	573,940	––	6,600	6,600	567,340	*
Globex Limited (19)	2,501,198	4,000,000	6,501,198	33,002	33,002	66,004	6,435,194	4.1%
New Energy Fund LP (20)	11,646,451	12,000,000	23,646,451	99,007	99,007	198,014	23,448,437	14.3%
B. Michael Pisani	250,120	400,000	650,120	3,300	3,300	6,600	643,520	*
Sandor Capital Master Fund, L.P. (21)	1,198	4,000,000	4,000,198	1,198	33,002	34,200	3,966,998	2.5%
John S. Lemak	625,300	1,000,000	1,625,300	8,251	8,251	16,502	1,608,798	1.0%
Tundra Alternative Energy Fund Ltd. (22)	12,147,649	8,000,000	20,147,649	––	132,010	132,010	20,015,639	12.5%
FT Climate Change (23)	1,501,438	2,400,000	3,901,438	––	39,602	39,602	3,861,836	2.5%
Jack DiTeodoro	535,954	400,000	935,954	––	6,600	6,600	929,354	*
Susan E. Saxton	625,300	1,000,000	1,625,300	8,251	8,251	16,502	1,608,798	1.0%

———————

(1)

Except as otherwise provided below, all warrants are exercisable at $0.05 per share.

(2)

Steven W. Winters, managing member of Gemini Strategies, LLC, the investment manager of Gemini Master Fund, Ltd., has sole voting and investment power over shares held by Gemini Master Fund, Ltd. Mr. Winters disclaims beneficial ownership of such shares. Includes (i) 100,000 shares issuable upon exercise of warrants exercisable at $2.00 per share (ii) 13,475,987 shares issuable upon exercise of warrants exercisable at $0.05 per share and (iii) 15,515 shares issuable upon exercise of warrants exercisable at $0.0001 per share.

(3)

Daniel J. Schreiber, the sole member and manager of Granite Financial Group, LLC, has sole voting and investment power over the shares held by Granite Financial Group, LLC. Includes (i) 32,000 shares issuable upon exercise of warrants exercisable at $2.00 per share and (ii) 132,000 shares held by the Schreiber Living Trust, over which shares Daniel J. Schreiber, as trustee, has sole voting and investment power.

(4)

Terry McGovern, the sole stockholder of Vision Advisors, Inc., has sole voting and investment power over the shares held by Vision Advisors, Inc.

(5)

Alan Honig, trustee of the Jacob Honig Irrevocable Trust, has sole voting and investment power over the shares held by the Trust.

(6)

Includes warrants to purchase 2,355,773 shares at $0.04 per share.

(7)

Michael Aebli, Assistant Manager of Liechtensteinische Landesbank AG, has voting and investment power over the shares held by Liechtensteinische Landesbank AG.

(8)

Shaye Hirsch, manager of Brio Capital Management LLC, the general partner of Brio Capital L.P., has sole voting and investment power over shares held by Brio Capital L.P. Mr. Hirsch disclaims beneficial ownership of such shares.

(9)

Will Hechter, president of Excalibur Capital Management Inc., the general partner of Excalibur Small Cap Opportunities LP, has sole voting and investment power over shares held by Excalibur Small Cap Opportunities LP. Mr. Hechter disclaims beneficial ownership of such shares.

(10)

Michael Finkelstein, investment manager, Arthur Jones and Trevor Williams, directors, and Brian Mazzella, chief financial officer, of Whalehaven Capital Fund Limited, share voting and investment power over shares held by Whalehaven Capital Fund Limited. Messrs. Finkelstein, Jones, Williams and Mazzella each disclaim beneficial ownership of such shares. Excludes 15,000,000 shares issuable upon exercise of warrants exercisable at $0.05 per share.

(11)

Robert London, the trustee of the London Family Trust, has sole voting and investment power over shares held by such Trust.

(12)

Giovanni Gabriele, president of Giovanni II Inc., has sole voting and investment power over shares held by Giovanni II Inc.

(13)

Evelyn Carr, president of Crypto Corp., has sole voting and investment power over shares held by Crypto Corp.

(14)

Stanley Merdinger, president of 34479 Yukon Inc., has sole voting and investment power over shares held by 34479 Yukon Inc.

(15)

Giovanni Gabriele, president of G2 Realty Limited Partners LLC, has sole voting and investment power over shares held by G2 Realty Limited Partners LLC.

(16)

George Mainas, Chairman and Chief Executive Officer of Mainas Development Corporation, has sole voting and investment power over shares held by Mainas Development Corporation.

(17)

Michael Mezzapelle, president of Goliath Holdings LLC, has sole voting and investment power over shares held by Goliath Holdings LLC. Mr. Mezzapelle is a director of our Company.

(18)

Michael Potter, president of Northern Valley Partners, LLC, has sole voting and investment power over shares held by Northern Valley Partners, LLC.

(19)

Cornelia Glassner, director of Globex Limited, has sole voting and investment power over shares held by Globex Limited.

(20)

Mark T. Cox, chief executive officer of New Energy Fund, L.P. has sole voting and investment power over shares held by New Energy Fund, L.P. Mr. Cox is a director of our Company.

(21)

John S. Lemak, manager of the Sandor Capital Master Fund, L.P., has sole voting and investment power over shares held by Sandor Capital Master Fund, L.P.

(22)

Gerard Reid, manager of Tundra Alternative Energy Fund Ltd., has sole voting and investment power over shares held by Tundra Alternative Energy Fund Ltd.

(23)

Christian Lanfendorf, vice president of Frankfurt Trust, the asset manager of FT Climate Change, has sole voting and investment power over shares held by FT Climate Change.

The date of this prospectus supplement is January 8, 2008.